Exhibit 99.8
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Infosys Limited Registered Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated Financial Results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2012 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)
(in crore, except share and per equity share data)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2012	2012	2011	2012
Revenues	9,616	8,852	7,485	33,734
Cost of sales	5,810	5,199	4,577	19,808
Gross profit	3,806	3,653	2,908	13,926
Selling and marketing expenses	469	452	398	1,757
Administrative expenses	644	554	558	2,390
Operating profit	2,693	2,647	1,952	9,779
Other income	476	652	443	1,904
Profit before income taxes	3,169	3,299	2,395	11,683
Income tax expense	880	983	673	3,367
Net profit	2,289	2,316	1,722	8,316
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286
Share premium, retained earnings and other components of equity *	33,175	27,017	27,017	27,017
Earnings per share (par value 5/- each)
Basic	40.06	40.54	30.14	145.55
Diluted	40.06	40.54	30.14	145.54
Total Public Shareholding #
Number of shares	40,75,19,363	40,47,81,601	39,79,13,381	40,47,81,601
Percentage of shareholding	70.96	70.49	69.30	70.49
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04

*	Represents the previous accounting year balance as required under Clause 41 of the listing agreement.
#	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.
The audited consolidated financial statements for the quarter ended June 30, 2012 have been taken on record by the Board of Directors at its meeting held on July 12, 2012. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2. Information on dividends for the quarter ended June 30, 2012
(in )
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2012	2012	2011	2012
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00
Special dividend – 10 years of Infosys BPO operations	–	10.00	–	10.00
Final dividend	–	22.00	–	22.00
Total dividend	–	32.00	–	47.00

The final dividend of  22/- per equity share for fiscal 2012 and a special dividend – 10 years of Infosys BPO operations of  10/- per equity share was approved by the shareholders at the Annual General Meeting of the company held on June 9, 2012 and the same was paid on June 11, 2012.

3. Other information (Consolidated – Audited)
(in crore)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2012	2012	2011	2012
Staff costs	5,260	4,787	4,245	18,340
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest on deposits with banks and others	480	584	387	1,807
Income from available-for-sale financial assets / investments	26	4	5	27
Miscellaneous income, net	4	4	6	18
Gains / (losses) on foreign currency	(34)	60	45	52
Total	476	652	443	1,904

4. Audited financial results of Infosys Limited (Standalone information)
(in crore)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2012	2012	2011	2012
Revenues	8,909	8,183	6,905	31,254
Profit before tax and exceptional item	3,047	3,111	2,298	11,096
Profit after tax before exceptional item	2,204	2,275	1,654	7,986
Profit after tax and exceptional item	2,204	2,759	1,654	8,470
Note:The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

5. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2012

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	186	186	–

6. Segment reporting
(in crore)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2012	2012	2011	2012
Revenue by industry segment
Financial services and insurance (FSI)	3,302	3,037	2,648	11,830
Manufacturing enterprises (MFG)	2,120	1,883	1,523	6,933
Energy, utilities and telecommunication services (ECS)	1,915	1,902	1,615	7,232
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	2,279	2,030	1,699	7,739
Total	9,616	8,852	7,485	33,734
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	9,616	8,852	7,485	33,734
Segment profit before tax, depreciation and non-controlling interest:
Financial services and insurance (FSI)	1,027	1,035	767	3,840
Manufacturing enterprises (MFG)	635	587	420	2,076
Energy, utilities and telecommunication services (ECS)	546	604	487	2,318
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	740	666	502	2,489
Total	2,948	2,892	2,176	10,723
Less: Other un-allocable expenditure	255	245	224	944
Add: Un-allocable other income	476	652	443	1,904
Profit before tax and non-controlling interest	3,169	3,299	2,395	11,683

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, and operating across various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

The previous period figures, extracted from consolidated audited financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in reportable segments.

Bangalore, India July 12, 2012	By order of the Board for Infosys Limited S. D. Shibulal Chief Executive Officer and Managing Director

The Board also took on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months ended June 30, 2012, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2012	2012	2011	2012
Revenues	1,752	1,771	1,671	6,994
Cost of sales	1,059	1,041	1,022	4,118
Gross profit	693	730	649	2,876
Net profit	416	463	384	1,716
Earnings per American Depositary Share (ADS)
Basic	0.73	0.81	0.67	3.00
Diluted	0.73	0.81	0.67	3.00
Total assets	7,116	7,537	7,146	7,537
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,695	4,121	3,795	4,121

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2012, and our other recent filings. Actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.